UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3*)

Proliance International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

74340R104
(CUSIP Number)

Roger Brown
5111 Maryland Way, Suite 201
Brentwood, Tennessee 37027

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.                      74340R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Roger Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)...	☐
(b)...	☐

3.	SEC Use Only ...

4.	Source of Funds (See Instructions).......................................	OO*

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)....................☐

6.	Citizenship or Place of Organization United States citizen

	7.	Sole Voting Power	0
Number of
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each
Reporting	9.	Sole Dispositive Power	0
Person
With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).............☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions)

IN

* This Amendment No. 3 is being filed to report the disposition of Proliance International, Inc. securities by Roger Brown.

Item 1.	Security and Issuer

This Amendment No. 3 relates to the Common Stock, par value $0.01, of Proliance International, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 100 Gando Drive, New Haven, Connecticut 06513.

Item 2.	Identity and Background

(a)	Name:

Roger Brown (the “Reporting Person”)

(b)	Residence or Business Address:

5111 Maryland Way, Suite 201 Brentwood, Tennessee 37027

(c)	Principal Business:

Investor

Address of Principal Business/Principal Office:

5111 Maryland Way, Suite 201 Brentwood, Tennessee 37027

(d)	Criminal Convictions (excluding traffic violations or similar misdemeanors): None.

(e)	Civil Proceedings: None.

(f)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.  This Amendment No. 3 is being filed to report the disposition by the Reporting Person of the Issuer’s securities.

Item 4.	Purpose of Transaction

None.

Item 5.	Interest in Securities of the Issuer

(a)	As of March 18, 2009, the Reporting Person owns zero (0) shares of Common Stock of the Issuer, or 0.0% of the Issuer’s Common Stock.

(b)	See rows 7-10 of cover page.

(c)	The following is a list of all transactions by the Reporting Person in the securities reported in this Schedule 13D in the past 60 days, each of which was an open market sale:

Date	# of shares sold	Price
03/18/09	78,513	$0.163
03/17/09	100	$0.35
03/17/09	96,608	$0.154
03/16/09	113,479	$0.172
03/13/09	148,197	$0.168
03/12/09	30,000	$0.21
03/11/09	19,900	$0.25
03/10/09	2,400	$0.252
03/09/09	10,000	$0.25
03/06/09	19,057	$0.25
03/05/09	17,280	$0.25
03/04/09	1,120	$0.25
03/03/09	7,641	$0.272
03/03/09	11,600	$0.25
02/20/09	200	$0.40
02/19/09	31	$0.50
02/18/09	100	$0.50
02/17/09	300	$0.50
02/13/09	3,622	$0.51
02/13/09	60,000	$0.50
02/12/09	139,578	$0.525
02/12/09	20,000	$0.517
02/10/09	10,000	$0.70
02/10/09	5,274	$0.735

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on February 10, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits

None.

[signature on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2009
Date

/s/Roger Brown
Signature

Roger Brown
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)